

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2010

Michael L. Jines
General Counsel
RRI Energy, Inc.
1000 Main Street
Houston, Texas 77002

     Re: RRI Energy, Inc.
             Registration Statement on Form S-4
             Filed May 28, 2010
             File No. 333-167192
             Form 10-K for Fiscal Year Ended December 31, 2009
             Filed February 25, 2010
             File No. 001-16455
             Form 10-Q for Quarterly Period Ended March 31, 2010
             Filed May 6, 2010
             File No. 001-16455

Dear Mr. Jines:

      We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note from your disclosure in the Notice of Special Meeting of Stockholders of RRI in proposal 2, that RRI is considering effecting a reverse stock split of its common stock. Please note that in the event a reverse stock split is effected prior to the effectiveness of your registration statement, you should include or incorporate by reference into your registration statement audited and unaudited financial statements of RRI giving

retroactive effect to the reverse stock split for the periods required by Rule 3-01 and 3-02 of Regulation S-X. Refer to ASC 505-10-S99-4.

2. Please file all your tax opinions and related consents with your next amendment or as soon as practicable. We may have comments on these exhibits once they are filed.

Summary Unaudited Pro Forma Condensed Combined Consolidated Financial Data, page 16

3. We note that the amount of pro forma income (loss) from continuing operations for the fiscal year ended December 31, 2009 does not agree with the amount presented in the pro forma statement of operations for that year presented on page 97. Please revise as appropriate or advise.

4. We note that the amount of pro forma Total Assets as of March 31, 2010 does not agree with the amount presented in the pro forma balance sheet presented on page 98. Please revise as appropriate or advise.

5. We note that you have presented only the non-current portion of pro forma long-term debt herein while you have presented the combined amount of the current portion and long-term portion of Mirant's long-term debt in the Selected Historical Financial Data of Mirant on page 14 and the separate amounts of the current portion of long-term debt and short-term borrowings and the long-term portion of RRI's long-term debt in the Selected Historical Financial Data of RRI on page 11. Please consider revising your presentation to consistently present the current and long-term portions of such debt throughout the Summary and Selected Financial Data for ease of comparison.

Comparative Per Share Data, page 17

6. We are unable to locate equivalent pro forma information for one share of Mirant. Please revise to present pro forma equivalent data which gives effect to the exchange of one share of Mirant common stock for 2.835 shares of RRI. Please ensure your comparative format compares historical RRI information with pro forma per share information and historical Mirant information with equivalent pro forma per share data. Refer to the Instructions to Item 3(e) of Form S-4. Likewise, tell us where the equivalent market value per share required by Item 3(g) of Form S-4 is located.

The Merger, page 26

Background of the Merger, page 26

7. In several locations throughout your Background of the Merger section you refer to parties generally. For example, you do not identify who initiated RRI's process to explore possible strategic alternatives on October 6, 2008 nor do you identify who at RRI engaged in various discussions regarding a strategic business combination with other

parties in early 2009. Please revise your disclosure so that it identifies all material persons who participated in the various discussions regarding the transaction and other material alternative transactions rather than the general descriptions you currently provide. Please address the above examples, but realize that these are only examples and not an exhaustive list of the revisions you should make.

8. Please provide greater detail regarding the material terms and developments discussed during the meetings the parties held. Please also provide details regarding the substance and timing of all material offers and counteroffers relating to the exchange ratio and any other consideration during the course of the merger negotiations. For example, please describe in greater detail the material aspects of the following meetings or discussions:

- the discussions held between Messrs. Muller and Jacobs in January 2009 and on August 27, October 28, and December 2, 8 and 11, 2009;

- Mr. Jacobs briefing to the RRI Board on September 9 and 10, 2009;

- Mirant's senior management discussions with RRI's senior executives between September 15 and October 19, 2009;

- the October 19 and November 4, 2009 Mirant board meeting with Mirant's senior management; and

- the October 21 and November 18, 2009 RRI board meeting with RRI's senior management.

Please address the above examples, but realize that these are only examples and not an exhaustive list of the revisions you should make.

9. We note that Mirant engaged in discussions and negotiations concerning potential mergers with strategic acquirers in the summer of 2008 and in late 2009 and, at various times in the period from 2008 to 2010, engaged in discussions concerning other business combinations. Please describe all material alternative transactions or opportunities considered and why those other alternatives were not pursued.

10. We note that on October 6, 2008, the RRI board explored possible strategic alternatives to enhance stockholder value, but you do not describe all the alternatives explored. Please discuss all material strategic alternatives discussed and why those other alternatives were not pursued.

11. In the penultimate paragraph on page 26, you state that Goldman Sachs and Morgan Stanley contacted numerous parties in connection with a strategic business combination transaction involving RRI. Please describe how many parties were contacted, the dates they were contacted and how they were solicited. Please clarify whether Mirant was one

of the parties contacted. Also provide the date that Mirant's chief financial officer contacted Goldman Sachs to indicate Mirant's possible interest in a transaction with RRI, and describe the material aspects of the items discussed.

12. In the last paragraph on page 26, please describe RRI's various discussions regarding a strategic business combination with other parties, including how many parties were contacted and how they were solicited.

13. In the first paragraph on page 27, you disclose that Mr. Jacobs periodically held conversations with other CEOs regarding the merger and acquisition landscape. Please disclose whether other companies were contacted regarding their potential interest in engaging in a strategic business combination transaction and, if so, how they were selected.

14. We note that in January of 2009, Messrs. Muller and Jacobs discussed a potential combination involving RRI's wholesale business. Please elaborate to discuss what happened between January and August 27, 2009, such that the latter conversation resulted in Mr. Jacobs briefing the RRI board. Please also elaborate to discuss why the RRI board was supportive of Mr. Jacobs continued discussions for a potential combination of RRI with Mirant as opposed to the "other parties" you reference at the bottom of page 26.

15. On page 27, you state both parties entered into confidentiality agreements so that each party could confirm its strategic rationale for and identify potential benefits and issues related to a combination. Please revise to elaborate what the strategic rationale was for each party and how this rationale evolved over the course of the discussions held between the two companies.

16. We note that the basis for determining the exchange ratio was discussed at the November 18, 2009 RRI board meeting. We further note that the methodology for determining the exchange ratio was discussed between Messrs. Jacob and Muller at a December 8, 2009 meeting as well as in communications during January and February of 2010. Please elaborate upon the material issues raised during these discussions and how the final exchange ratio was determined.

Opinions of RRI's Financial Advisors, page 34

17. Please disclose the financial forecasts and projections, and the underlying assumptions, that were exchanged among and relied upon by the parties, reviewed by the financial advisors and referenced on pages 35, 37 and 44.

Board of Directors and Executive Officers…Amendments to the Combined Company's Bylaws, page 50

18. We note your disclosure that in connection with the merger, RRI's bylaws will be amended and restated. Please state briefly the reasons for and the general effect of such amendments. Please also provide us your analysis as to whether the amendment and restatement of your bylaws is material and would be required to be set out as a separate proposal. Refer to September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3)), available at http://www.sec.gov/interps/telephone/phonesupplement5.htm.

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, page 95

Note 1. Overview of Transaction, page 99

19. We note that upon the closing of the merger transaction stock options and restricted stock of RRI will vest and Mirant stock options, other stock-based awards and stock warrants will generally vest. It appears that for many of these awards vesting is accelerated upon the closing of the merger. Please disclose the amount attributable to share-based awards included in the purchase consideration and the amount of post-combination compensation cost expected to be recognized immediately in your post-combination financial statements due to the exchange, vesting and acceleration of such awards. Refer to ASC 805-30-30-9, 10, 11, 12 and 13 and ASC 805-30-55.

Note 3. Preliminary Purchase Price, page 100

20. We note that your calculation of total purchase consideration for the acquisition uses a value of $10.86 per share for determining the value of shares that would have been issued to your shareholders which is the closing price of Mirant's common stock on March 31, 2010. Since ASC 805-30-50-1 requires the acquisition date fair value to be used in valuing the consideration transferred in a business combination, you should revise your pro forma balance sheet to use the most recent stock price practicable at the time of filing for the purposes of determining the value of the stock to be issued in your transaction in the pro forma financial information.

21. Please tell us what consideration was given to using the RRI shares to value the merger transaction and how the calculation of the purchase price would have changed had you used the number of RRI shares expected to be issued multiplied by the RRI per share price as of a given date. Please tell us the basis in GAAP for your accounting. Please also explain to us in greater detail why you believe that the Mirant share price is more indicative of the value of RRI versus the actual consideration expected to be issued.

Note 4. Pro Forma Adjustments, page 100

Note 4(a) Mirant and RRI historical presentation, page 100

22. We note your disclosure in Note 4(m) that the estimated fair value of your property, plant and equipment was significantly lower than its book value. We also note your disclosure in Note 4 to your most recent annual financial statements in which you impaired New Castle and Indian River and in Note 6 to your most recent interim financial statements in which you impaired Elrama and Niles. Please tell us which plants were evaluated during this most recent review. If some plants were not evaluated due to the lack of events or circumstances indicating carrying value may not be recoverable yet the same units received a lower fair value in your purchase evaluation, please highlight the circumstances surrounding such plants. The disclosure in your annual financial statements indicates you used a combination income approach, using discounted cash flows and a market approach based on recent transactions of comparable assets. Please explain to us in detail, and quantify by major property/equipment groups or individual generating unit, how you determined the fair value of property, plant and equipment of $3,003 million. In your submission of the fair value determination, please indicate the major characteristics of each asset or group such as the fuel source, nameplate capacity, year constructed/placed into service and your method of estimating fair value. A good starting point could be the table in your recent Form 10-K that describes each of your plants. Please contrast your method(s) to determine fair value for anticipated purchase accounting with the method used by RRI to compute gross cash flows in determining and measuring long-lived impairment. Please show us what impairment would have been had an approach similar to that used in the purchase valuation, to the extent the valuation was based on cash flows, been used. Likewise, show us what the fair values of property plant and equipment would have been had the valuation approach in the prior impairment determinations of RRI been used. Lastly, please provide the following information or its equivalent in reasonable detail:

- Please tell us your major assumptions if you used a model to derive fair value and whether you factored extensions of licenses or use of plant beyond the depreciable life in any projection(s) of cash flow. If not, advise why;
- To the extent you used comparable sales transactions of similar generating units or other items of property, plant and equipment in estimating fair value, please provide us the details of the comparable transactions utilized; and
- Please explain how you compensated for the differences between the assets you acquired versus the assets of comparable transactions.

We may have further comments after reviewing your response.

23. Please help us understand why structuring the transaction between Mirant and RRI as a merger of equals resulted in neither party paying a control premium. In this regard, tell whether and how the transaction was structured to achieve a merger of equals and the

parameters by which you judge a merger to be one of equals. We note the equality regarding corporate governance and that the control of the combined company will result in an anticipated RRI/Mirant control of 46%/54%, respectively. Based on the ratio of closing market prices on the last trading day preceding the announcement, it appears that RRI shareholders received a premium in the exchange ratio relative to that ratio. Furthermore, the ratio of Mirant's post-announcement opening share price relative to the post-announcement opening share price of RRI also suggests a premium to RRI shareholders accrued as a result of the exchange ratio.

24. Please provide the detail by debt issue of the $114 million fair value adjustment to debt. Show us by major outstanding issue, the prevailing terms of such debt and the assumptions you used to calculate current fair market values. Show us how such assumptions represent current market value assumptions. Indicate the assumed credit quality of each issue. Tell us whether you considered any credit quality improvements or detriments that resulted solely from the combination of the companies. To the extent future amortization of the fair value adjustment will have a material effect on net income, please disclose the effect of such purchase adjustments on net income over the next five years in a note. Refer to Instruction 2 to Item 11-02(b) of Regulation S-X. Also, to the extent the assumed refinancing of your long term debt gives rise to a material non-recurring charge or credit, please disclose such in the notes to the pro forma financial statements.

25. Please show in detail us how you performed re-measurements to verify that assets acquired and liabilities assumed have been properly valued.

Note 4.(g) Interest expense, page 103

26. We assume adjustment (s) on page 98 is intended to reflect a fair value of long term debt below carrying value. If so, please explain why the decrease in the fair value of long term debt results in a decrease in interest expense as reflected in adjustment (g) on page 97. Likewise, please explain the nature of the reversal of the $114 million adjustment due to pro forma refinancing assumed. We may have further comments after reviewing your response.

Note 4.(i) Shares Outstanding

27. Please tell us why there is no adjustment to RRI diluted shares for the three months ended March 31, 2010 resulting from the accelerated vesting of such shares. If any shares of either RRI or Mirant are excluded from the diluted share presentation for the three months ended March 31, 2010, please disclose the number of shares excluded and the reason for exclusion.

Opinion of J.P. Securities Inc., page D-1

28. We note the language in the last paragraph stating that the letter is provided to the board "solely in its capacity as such." Please delete the word "solely" to eliminate the implication that the opinion was provided solely to the board.

29. Please delete the language in the last paragraph stating that the opinion may not be disclosed, referred to or communicated to any third party or disclosed publicly, since these statements imply a limitation on reliance by shareholders and is inconsistent with the disclosures relating to the opinion. Alternatively, disclose the basis for the financial advisor's belief that shareholders cannot rely on the opinion to support any claims against the financial advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in the financial advisor's engagement letter with the company). Describe any applicable state law authority regarding the availability of such a potential defense. In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that the resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state law defense to the financial advisor would have no effect on the rights and responsibilities of either the financial advisor or board of directors under the federal securities laws. Please make similar revisions in the consent by Goldman Sachs filed as Exhibit 99.3.

Exhibit 5.1

30. We note each share of RRI stock received as part of this transaction includes rights pursuant to your stockholders rights plan. Please revise the opinion to include the rights associated with the common stock.

31. The reference to the General Corporation Law of the State of Delaware in the fourth paragraph should also include all applicable Delaware statutory provisions of law and the reported judicial decisions interpreting these laws. Please revise or confirm this supplementally and file this correspondence on EDGAR, as it will be a part of the Commission's official file regarding this registration statement.

32. Counsel may limit reliance on their opinion with regard to purpose (e.g., solely for purpose of the registration statement), but not person. Please revise the first sentence in the last paragraph.

Form 10-K for Fiscal Year Ended December 31, 2009

You should comply with the comments below in all future filings and provide the additional requested information, as applicable. Please confirm in writing that you will do so and provide any additional requested information. Please also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Management's Discussion and Analysis, page 20

Liquidity and Capital Resources, page 32

33. We note your disclosure in Note 18 that your restricted net assets were approximately $2.5 billion as of December 31, 2009. Your restricted net assets at December 31, 2008, as disclosed in your December 31, 2008 Form 10-K, were $979 million. In future filings please expand your discussion under liquidity and capital resources to disclose the amount of restricted net assets and to explain the reason(s) for significant changes in the amount of such restricted net assets between periods.

Historical Cash Flows, page 36

34. Please revise future filings to provide a more informative analysis and discussion of cash flows for each period presented. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please be advised that merely including your historical cash flows along with quantification of numerical changes which could be readily computed from your Statements of Cash Flows does not achieve the objective of providing a discussion about the variability of such cash flows. Refer to SEC Interpretive Release on MD&A available at http://www.sec.gov/rules/interp/33-8350.htm.

35. New Accounting Pronouncements, Significant Accounting Policies and Critical Accounting Estimates, page 38.

Critical Accounting Policies and Estimates, page 38

Long-Lived Assets, page 38

36. We note that over 60% of your total assets are comprised of property, plant and equipment and that you recorded $211 million of impairment charges for certain of your long-lived assets during 2009. You disclose on page 41 that if you had solely utilized the five year market forecast with escalation scenario or the five year market forecast with fundamental view for estimating the future undiscounted cash flows of your generation plants, you would have failed step one of the impairment testing for certain plants under each of these alternative methods. As it is unclear from this disclosure the extent to which these assets are at risk of impairment under your actual testing methodologies, please revise future filings to quantify the amount of long-lived assets that are at risk of failing step one of the impairment test along with quantification of the likely impairment charge.

Financial Statements, page F-1

Note (20) Reportable Segments, page F-60

37. We note your disclosure that following the sale of your Texas retail business and commencing in the third quarter of 2009 you have four reportable segments: East Coal, East Gas, West and Other. You disclose that each of your generation plants is an operating segment and, based on similar economic and other characteristics, you have aggregated them into these four reportable segments by fuel type and geographic region. We also note your disclosures in Management's Discussion and Analysis on page 22 regarding your "Flexible Plant-Specific Operating Model" under which you have different operating approaches for your plants which are determined by each plant's condition, environmental controls, profitability, market rules, upside potential and value drivers. In light of the disclosures on page 22 which appear to highlight differing economic characteristics of your generation plants, please tell us specifically how your segments met the aggregation criteria set forth in FASB ASC 280-10-50-11 permitting you to aggregate them on the basis of fuel type and geographic region. We may have further comments after reviewing your response.

Note (23) Discontinued Operations, page F-65

38. We note that you used a portion of the proceeds from the sale of your Texas retail business to purchase secured notes and PEDFA bonds at par and that you classified the related amounts and activity in discontinued operations. We are unclear as to the relationship of the debt with the disposed component; please clarify why you classified these balances and related activity within discontinued operations. Please note that debt that is required to be extinguished in connection with a sale generally should not be included within discontinued operations if the debt is not specific to the disposed component nor should the debt be classified within the held for sale category of the balance sheet since it is not part of the disposal group. Please ensure you quantify in your response the amounts related to these debt activities, such as interest expense and the write-off of deferred financing costs, presented in discontinued operations for each period presented.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

39. You disclose on page F-16 of your Form 10-K that you would be assessing your REMA leases and a tolling agreement in connection with new accounting guidance for variable interest entities effective for 2010. Please tell us how the adoption of ASU 2009-17 during the most recent quarter impacted your financial statements, if at all. In doing so, explain if these arrangements represent variable interest entities and, if so, provide us with your primary beneficiary analyses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933, Securities Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sondra Snyder, Accountant, at (202) 551-3332 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551- 3849 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Brigitte Lippmann, Special Counsel, at (202) 551- 3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael P. Rogan, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP